SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12B-25

                                                Commission File Number 1-9820


                        NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F   [  ] Form 10-Q
 [  ] Form N-SAR

For Period Ended: June 30, 1999


[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:  ______________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________________
______________________________________________________________________________


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant     Birmingham Steel Corporation

Former name if applicable ____________________________________________________

Address of principal executive office (Street and number) 1000 Urban Center Parkway, Suite 300
City, state and zip code  Birmingham, Alabama 35242


                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            On August 18, 1999, Birmingham Steel Corporation (the "Company") announced plans to pursue a strategic restructuring of its operations that would involve, among other things, the sale of its Special Bar Quality division (the "SBQ division") and its 50% ownership interest in American Iron Reduction, LLC. The announcement of the restructuring has required the Company to incur significant charges. The Company is also in the process of negotiating modifications to its existing credit agreement and senior note indentures to ensure the availability of funds under such facilities. These modifications are necessitated by the performance of the SBQ division and the Company's recent decision to pursue the restructuring. Due to the fact that the Company's audited financial statements and related notes thereto must reflect the modified terms of the credit agreement and senior note indentures, the negotiation of which are ongoing, the Annual Report on Form 10-K could not be filed by the Company without unreasonable effort or expense in the absence of an extension. As indicated in part II above, the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Catherine Pecher                 (205)                970-1200
- ------------------------------------------------------------------------------
              (Name)                    (Area code)        (Telephone number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes  [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes  [   ] No


            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The financial statements will reflect significant charges as a result of the restructuring. These have been quantified and were generally announced in a press release to shareholders on September 15, 1999. These changes, however, are still being described in the notes to the financial statements and the MD&A, both of which will be part of the Company's Annual Report on Form 10-K. In addition, completion of the financial statements and related audit is pending completion of the modification to the debt facilities referred to above. The Company expects to file its Annual Report on 10-K shortly, but, in any event, within fifteen calendar days.



                        Birmingham Steel Corporation
- ------------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  September 29, 1999              By: /s/ Kevin E. Walsh
                                           ----------------------------------
                                           Kevin E. Walsh
                                           Executive Vice President and
                                           Chief Financial Officer